3/7/11

3/9/11

11020459

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 7 2011
DIVISION OF MARKET REGULATION

SECU… …ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 066994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grail Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2650
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Clarke Gray (212) 676-5522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/25

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grail Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

KELLI LYN SMITH
Notary Public
Connecticut
My Commission Expires Mar 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAIL SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*****CONFIDENTIAL COPY*****

DECEMBER 31, 2010

GRAIL SECURITIES, LLC

TABLE OF CONTENTS

OUM &CO. LLP
DENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Grail Securities, LLC

We have audited the accompanying statement of financial condition of Grail Securities, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grail Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 22, 2011

GRAIL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	9,180
Due from Grail Partners, LLC		10,000
TOTAL ASSETS	**$**	**19,180**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts payable and accrued expenses	$	253
TOTAL LIABILITIES		253
MEMBER'S CAPITAL		18,927
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**19,180**

GRAIL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

EXPENSES:		
Regulatory fees	$	2,020
Professional fees		3,535
Other expenses		559
Total expenses		6,114
NET LOSS	**$**	**(6,114)**

See accompanying notes to the financial statements

GRAIL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBER'S CAPITAL, Beginning of Year	**$**	**10,041**
Contribution		15,000
Net loss		(6,114)
MEMBER'S CAPITAL, End of Year	**$**	**18,927**

See accompanying notes to the financial statements

GRAIL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(6,114)
Change in assets and liabilities:		
Due from Grail Partners, LLC		(10,000)
Accounts payable and accrued expenses		(15,747)
Net cash used in operating activities		(31,861)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution from member		15,000
Net cash provided by financing activities		15,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(16,861)
CASH AND CASH EQUIVALENTS, Beginning of Year		**26,041**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**9,180**

GRAIL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

The financial statements are prepared on the accrual basis of accounting and include the accounts of Grail Securities, LLC, a limited liability company (the Firm). The Firm is a wholly-owned subsidiary of Grail Partners, LLC. The fiscal year of the Firm is the calendar year and operations commenced on May 6, 2005.

The Firm is a broker-dealer in securities that was organized for the private placement of securities as well as mergers and acquisition advisory services for private companies wishing to merge or raise capital. The Firm's office is located in San Francisco, CA.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2010, the Firm had a single cash account.

Revenue Recognition

The Firm earns management and referral fees in connection with the private placement of limited partnership interests in certain investment funds. The management and referral fees are generally based on an agreed upon percentage of management fee and incentive allocation earned by the investment funds' investment manager that is attributable to capital contributed by potential investors.

Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The Member reports its distributive share of the Firm's income and credits on its individual Member's tax return. However, certain states including California in which the Firm operates imposes fees and taxes at the partnership level.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported on the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm. Contributions and withdrawals by the Member may be made from time to time with the consent and approval of the sole managing member as set forth in the Firm's LLC Agreement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with Grail Partners, LLC. Under the agreement, the Firm pays and records expenses related only to securities transaction commissions, fidelity bond insurance, business licenses and taxes, and state and federal taxes. Grail Partners, LLC will not look to the Firm for repayment of expenses not covered by the agreement such as rents, utilities, office supplies, telephone and fractional salaries. Grail Partners, LLC asserts that these expenses and retained liabilities not covered under this agreement are the responsibility and liability of Grail Partners, LLC. As of December 31, 2010, due from Grail Partners, LLC amounted to $10,000, and is included on the accompanying statement of financial condition.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. This Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2010, the Firm had net regulatory capital of $8,927 which was $3,927 in excess of its required net capital of $5,000. Its net capital ratio was 0.03 to 1.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2011 and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

GRAIL SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

NET CAPITAL:		
Total member's capital		$ 18,927
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Due from Grail Partners, LLC	$ 10,000	
Total deductions and/or charges		(10,000)
Net capital before haircuts on securities positions		8,927
Less - haircuts on securities positions		-
NET CAPITAL		**$ 8,927**
AGGREGATE INDEBTEDNESS:		
Item included in statement of financial condition:		
Accounts payable and accrued expenses	$ 253	
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$ 253**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 17
Minimum dollar requirement		$ 5,000
Excess net capital		$ 3,927
Net capital less greater of 10% of A.I. or 120% of Minimum dollar requirement	$ 2,927	
Ratio: Aggregate indebtedness to net capital		3%
RECONCILIATION WITH MEMBERSHIP'S COMPUTATION:		
NET CAPITAL, as reported in Firm's Part IIA (Unaudited) FOCUS report		$ 8,933
Rounding differences		(6)
Net capital per above		$ 8,927

See Report of Independent Registered Public Accounting Firm

OUM &CO. LLP
DENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Grail Securities, LLC

In planning and performing our audit of the financial statements of Grail Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 22, 2011

SEC CONFIDENTIAL

FINANCIAL STATEMENTS

DECEMBER 31, 2010

GRAIL SECURITIES, LLC

OUM &CO. LLP

ODENBERG | ULLAKKO | MURANISHI

Accountants & Business Advisors